ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

December 22, 2016

BY EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-1090

Re: Allianz Funds (Registration Nos. 33-36528 and 811-06161)

Ladies and Gentlemen:

On behalf of Allianz Funds (the “Trust”), we are today filing, pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended, by electronic submission via EDGAR, Post-Effective Amendment No. 184 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).

The Amendment is being submitted in connection with the Trust’s registration of Class T shares of each series of the Trust (the “Funds”).

In addition to Part C, the Amendment includes the following documents:

1.	Prospectus for Class T shares of the Funds; and

2.	The Statement of Additional Information of the Trust.

This Amendment relates only to Class T shares the Funds and does not supersede or amend disclosure in the Trust’s registration statement relating to any other class of shares of the Trust. The Trust expects to file an amendment pursuant to Rule 485(b) under the Act on or prior to the effective date of this Amendment in order to include updated financial information.

No fees are required in connection with this filing. Please direct any questions you may have with respect to this filing to me (at 415-315-2344) or to George B. Raine (at 617-951-7556) of this firm.

Regards,

/s/ Justin Hebenstreit

Justin Hebenstreit, Esq.

cc:	Thomas J. Fuccillo, Esq.
Craig Ruckman, Esq.
David C. Sullivan, Esq.
George B. Raine, Esq.
Angela C. Jaimes, Esq.